[Letterhead of Danaher Corporation]

FOR IMMEDIATE RELEASE

Contact:    C. Scott Brannan
            Vice President
            (202) 828-0850

                      DANAHER CORPORATION ANNOUNCES
              EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
    AND GERMAN ANTITRUST APPROVAL IN CONNECTION WITH ITS TENDER OFFER
                 FOR SHARES OF PACIFIC SCIENTIFIC COMPANY

Washington, D.C., February 23, 1998 -- Danaher Corporation (NYSE:DHR) announced today that the requirements of the applicable antitrust statutes and regulations in the United States and Germany with respect to its tender offer to purchase all of the outstanding shares of common stock of Pacific Scientific Company (NYSE:PSX) at a price of $30.25 per share, net to the seller in cash, have been satisfied.

         On February 20, 1998, Parent and the Purchaser were notified that they have been granted early termination of the waiting period under the HSR Act applicable to the Offer. Also on February 20, 1998, the German Federal Cartel Office notified Danaher that the Offer could be consummated in accordance with the German competition law.

         The offer is subject to, among other things, the tender of Pacific Scientific common stock representing at least 90% of the outstanding shares. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 6, 1998, unless extended.

         Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

         Danaher is a leading manufacturer of Tools and Components, and Process/Environmental Controls. (http://www.danaher.com)

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